UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ONVIA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68338T403

(CUSIP Number)

Paula L. Skidmore

c/o Nadel and Gussman Management, LLC

15 East 5th Street, Suite 3300

Tulsa, Oklahoma 74103

(918) 538-3333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Asamara, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,236,481
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,236,481
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No.	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Ellbar Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,236,481
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,236,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No.	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James F. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,236,481
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,236,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Stephen J. Heyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,236,481
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,236,481
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,236,481
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Nadel and Gussman Energy, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No.	SCHEDULE 13D	Page 7 of 10 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of Onvia, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is 509 Olive Way, Suite 400, Seattle, Washington 98101.

Item 2. Identity and Background

This Amendment is jointly filed by Asamara, LLC, Ellbar Partners Management, LLC, James F. Adelson, Stephen J. Heyman, and Nadel and Gussman Energy, LLC (the “Reporting Persons”).

Asamara, LLC (“Asamara”), is an Oklahoma limited liability company whose principal business is investments. Ellbar Partners Management, LLC (“EP Management”), an Oklahoma limited liability company, is the sole Manager of Asamara. James F. Adelson and Stephen J. Heyman are joint Managers of EP Management.

The principal occupation of each of Messrs. Adelson and Heyman is independent oil and gas exploration and development. Messrs. Adelson and Heyman are U.S. citizens.

Nadel and Gussman Energy, LLC (“NGE”), is an Oklahoma limited liability company whose principal business is oil and gas investments. Nadel and Gussman Management, LLC, is the sole Manager of NGE. Messrs. Adelson and Heyman are joint Managers of NG Management.

The principal business address of Asamara, EP Management, and NGE is 15 East 5th Street, Suite 3200, Tulsa, Oklahoma 74103. The principal business address of Messrs. Adelson and Heyman is 15 East 5th Street, Suite 3300, Tulsa, Oklahoma 74103.

None of the Reporting Persons have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, Asamara owns 1,236,481 shares of Common Stock of the Issuer. The source of funds was the working capital of Asamara. None of EP Management, Mr. Adelson or Mr. Heyman directly own any shares of the Common Stock of the Issuer.

Item 4. Purpose of Transaction

On December 18, 2018, NGE entered into a definitive Stock Repurchase Agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, NGE sold 349,947 shares of the Common Stock to the Issuer at a price of $3.00 per share, for aggregate consideration of $1,048,491.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

CUSIP No.	SCHEDULE 13D	Page 8 of 10 Pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.]

Item 5. Interest in Securities of the Issuer

As of October 30, 2015, the Issuer had 7,470,126 shares of Common Stock outstanding, based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, filed on November 5, 2015.

As of the date hereof, Asamara owns 1,236,481 shares of the Common Stock of the Issuer (approximately 16.5%). Asamara has sole direct voting and dispositive powers over its shares of the Common Stock. As the sole Manager of Asamara, EP Management may exercise voting and dispositive powers over the shares of Common Stock held by Asamara. As the joint Managers of EP Management, Messrs. Adelson and Heyman may exercise voting and dispositive powers over the shares of Common Stock held by Asamara. As a result, EP Management and Messrs. Adelson and Heyman may each be deemed to be an indirect beneficial owner of the shares of Common Stock held by Asamara. EP Management and Messrs. Adelson and Heyman disclaim beneficial ownership of the shares of Common Stock held by Asamara except to the extent of their pecuniary interest therein.

During the last 60 days, NGE has sold the following shares of Common Stock of the Issuer:

Transaction Date	Number of Shares	Price Per Share		Transaction Type
11-03-2015	400	$4.00		Open Market
11-11-2015	100	$3.95		Open Market
11-13-2015	80	$3.95		Open Market
12-08-2015	4,663	$3.56	(1)	Open Market
12-18-2015	349,947	$3.00		Private Transaction

(1)	This transaction was executed in multiple trades at prices ranging from $3.50 to $3.5801 inclusive. The price reported above reflects the weighted average sales price.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, dated as of December 23, 2015, a copy of which is filed herewith as Exhibit 99.1 and which is incorporated herein by reference.

Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated December 23, 2015, by and among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

CUSIP No.	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

Asamara, LLC

By:	Ellbar Partners Management, LLC

	By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

Ellbar Partners Management, LLC

By:	/s/ James F. Adelson
James F. Adelson, Manager

By:	/s/ Stephen J. Heyman
Stephen J. Heyman, Manager

/s/ James F. Adelson
James F. Adelson

/s/ Stephen J. Heyman
Stephen J. Heyman

Nadel and Gussman Energy, LLC

By:	Nadel and Gussman Management, LLC

	By:	/s/ James F. Adelson
James F. Adelson, Manager